November 21, 2006

Mail Stop 4561

By Air Mail and Facsimile to 61 3 8641 4915

Mr. John M. Stewart
Managing Director and Group Chief Executive
National Australia Bank Limited
500 Bourke Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: **National Australia Bank Limited**
        Form 20-F for the Fiscal Year Ended September 30, 2005
        Filed December 2, 2005
        File No. 001-9945

Dear Mr. Stewart:

        We have reviewed your response letter dated September 29, 2006, and have the
following additional comment. We welcome any questions you may have about our
comment or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Form 20-F for the fiscal year ended September 30, 2005

Financial Report, page 113

Note 56 – Reconciliation with US GAAP and other US GAAP disclosures

Note 56(j) – General provision for doubtful debts

1.   We read your response to prior Comments 2 and 3 of our letter dated September
        14, 2006, and based on the information provided we are unable to determine
        whether your historical US GAAP allowance for loan losses was recorded
        appropriately. Please revise your discussion of the loan impairment provision to

include the additional details of your loan impairment provision methodology under both AIFRS and US GAAP, as appropriate. Your disclosures should clearly explain how you determined each portion of the allowance, incorporating the key considerations discussed in your response letter, which include, but are not limited to, the following:

- how you determine the loss factors, such as probability of default and loss given default, which are applicable to each of the lending segments;

- risk factors considered in establishing each element of the allowance;

- how you select and/or adjust your provision based on the range of subjective outcomes resulting from your calculations; and

- anticipated differences between US GAAP and AIFRS on a go-forward basis, if any.

Please ensure that the above disclosures highlight the areas where your current methodology and key assumptions changed from your historical methodology and key assumptions in order to provide further context and support for the significant reduction in the provision upon the adoption of AIFRS. Please provide your proposed revised disclosures in your response letter to assist us in our review.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant